SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Era Group Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

26885G 109

(CUSIP Number)

Charles Fabrikant

c/o SEACOR Holdings Inc.

2200 Eller Drive

Ft. Lauderdale, FL 33316

(954) 523-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26885G 109

1	Name of reporting person Charles Fabrikant
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 476,750 (see Item 5)
	8	Shared voting power 451,464 (see Item 5)
	9	Sole dispositive power 476,750 (see Item 5)
	10	Shared dispositive power 451,464 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 928,214 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 4.60% (see Item 5)
14	Type of reporting person (see instructions) IN

This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2013 (as amended to date, the “Schedule 13D”), which relates to the common stock (“Common Stock”), par value $0.01 per share, of Era Group Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. This Amendment No. 1 amends Item 5 of the Schedule 13D as set forth below and, accordingly, all other items or responses not described herein remain as previously reported in the Schedule 13D. This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Person.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The responses of the Reporting Person to Rows (11) through (13) of the cover page of this Amendment No. 1 are incorporated herein by reference. As of September 25, 2013, the Reporting Person beneficially owned an aggregate of 962,214 shares of Common Stock: (i) 442,514 shares owned directly; (ii) 343,529 shares owned by Fabrikant International Corporation, of which he is President; (iii) 34,236 shares owned by VSS Holding Corporation, of which he is President and sole stockholder; (iv) 1,434 shares owned by the Article Seven Trust U/W/O Elaine Fabrikant, of which he is a trustee; (v) 1,540 shares owned by the Charles Fabrikant 1974 Trust, of which he is a trustee; (vi) 1,540 shares owned by the Jane Strasser 1974 Trust, of which he is a trustee; (vii) 12,000 shares owned by the Sara J. Fabrikant 2012 GST Exempt Trust, of which he is a trustee; (viii) 10,826 shares held by his wife, Mrs. Sara Fabrikant (“Mrs. Fabrikant”); (ix) 18,995 shares owned by the Elaine Fabrikant Estate, of which he is a trustee; (x) 60,000 held by the Charles Fabrikant 2012 GST Exempt Trust, of which Mrs. Fabrikant is a trustee; (xi) 800 shares owned by the Harlan Saroken 2009 Family Trust, of which Mrs. Fabrikant is a trustee; and (xii) 800 shares owned by the Eric Fabrikant 2009 Family Trust, of which Mrs. Fabrikant is a trustee. Accordingly, as of September 25, 2013, the Reporting Person beneficially owned approximately 4.60% of the Common Stock outstanding (based upon 20,181,286 shares of Common Stock outstanding as of July 31, 2013 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 13, 2013).

(b) The responses of the Reporting Person to Rows (7) through (10) of the cover page of this Amendment No. 1 as well as Item 5(a) hereof are incorporated herein by reference.

(c) Schedule A hereto sets forth information concerning transactions in the shares of Common Stock effected by the Reporting Person since the filing of the Schedule 13D by the Reporting Person with the SEC on February 11, 2013. Schedule A is incorporated herein by reference.

(e) The Reporting Person ceased to be a beneficial owner of more than five percent of the shares of Common Stock on March 5, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2013

/s/ Charles Fabrikant
Charles Fabrikant

Schedule A

This Schedule A sets forth information with respect to transactions in the shares of Common Stock that were effectuated by the Reporting Person since the filing of the Schedule 13D by the Reporting Person with the SEC on February 11, 2013.

As set forth below, such transactions were effected (i) pursuant to charitable contributions made by the Reporting Person, (ii) in open market sales by the Reporting Person on the New York Stock Exchange through various brokerage entities or (iii) pursuant to an equity grant made to the Reporting Person by the Issuer’s board of directors.

CHARLES FABRIKANT

Transaction Date	Shares Contributed, Sold or Awarded			Price
March 19, 2013	6,930	(equity award	)	$0.00

FABRIKANT INTERNATIONAL CORPORATION

Transaction Date	Shares Contributed, Sold or Awarded			Price
May 16, 2013	500	(open market sale	)	$26.73
May 16, 2013	3,608	(open market sale	)	$25.67
May 17, 2013	92	(open market sale	)	$24.67
May 20, 2013	3,300	(open market sale	)	$24.79
September 23, 2013	7,500	(open market sale	)	$26.92

VSS HOLDING CORPORATION

Transaction Date	Shares Contributed, Sold or Awarded			Price
March 5, 2013	25,000	(charitable contribution	)	$0.00
May 16, 2013	15,000	(charitable contribution	)	$0.00
May 16, 2013	1,100	(open market sale	)	$26.57
May 16, 2013	3,173	(open market sale	)	$25.63
May 17, 2013	3,227	(open market sale	)	$25.04
September 23, 2013	7,500	(open market sale	)	$26.96

MRS. SARA FABRIKANT

Transaction Date	Shares Contributed, Sold or Awarded			Price
May 16, 2013	4,000	(charitable contribution	)	$0.00